UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40803

SIERRA LAKE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

625 West Adams Street

Chicago, IL 60661

(331) 305-4319

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant

Shares of Class A Common Stock, par value $0.0001 per share

Redeemable Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Units: 1

Class A Common Stock: 1

Warrants: 3

Pursuant to the requirements of the Securities Exchange Act of 1934, Sierra Lake Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SIERRA LAKE ACQUISITION CORP.

Date: December 19, 2022	By:	/s/ Charles Alutto
Name: Charles Alutto Title: Chief Executive Officer